SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2002

                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               |X|  Form 20-F    |_|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               |_|  Yes          |X|  No

     Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's unaudited consolidated financial statements for the quarter and the nine-month period ended September 30, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated December 30, 2002.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT MEDICAL IMAGING LTD.
                                        (Registrant)


                                        By: /s/  Shimon Yitzhaki
                                           -----------------------------
                                           Name: Shimon Yitzhaki
                                           Title: President

Dated: December 29, 2002.

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.    Description
-----------    -----------

    1. Unaudited consolidated financial statements for the quarter and the nine-month period ended September 30, 2002

    2.         Press release dated December 30, 2002.

                                    EXHIBIT 1
                                    ---------

                           Elbit Medical Imaging Ltd.

            Financial Statements as of September 30, 2002 (unaudited)
--------------------------------------------------------------------------------

Contents

                                                                            Page
                                                                            ----

Accountants' Review Report                                                    2

Interim Consolidated Financial Statements adjusted to NIS of September 2002

Balance sheets                                                               3-4

Statements of operations                                                      5

Statements of  changes in shareholders' equity                               6-8

Statements of cash flows                                                    9-11

Notes to the financial statements                                          12-26

To:  The Board of Directors
     Elbit Medical Imaging Ltd.

                  Review of the unaudited interim consolidated
                  financial statements as of September 30, 2002
                  ---------------------------------------------

At your request, we have reviewed the interim consolidated balance sheet of Elbit Medical Imaging Ltd. as of September 30, 2002 and the related interim consolidated statements of operations, changes in shareholders' equity and cash flows for the nine-month period then ended. Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. These procedures included the reading of these financial statements, the minutes of meetings of the shareholders' and of the meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other accountants regarding the review of the interim financial statements of certain consolidated subsidiaries whose assets constitute 75% of the total consolidated assets at September 30, 2002 and whose revenues constitute 84% of the total consolidated revenues for the nine-month period then ended.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

In the course of our review, including the reading of the review reports of other accountants as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the statements referred to above, in order for them to be considered as interim financial statements prepared in accordance with generally accepted accounting principles and with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying the above, we draw attention to Note 2 regarding claims filed against Group companies, for some of which petitions have been filed for their certification as class actions.

Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, December 2, 2002

                           Elbit Medical Imaging Ltd.

                           Consolidated Balance Sheets
--------------------------------------------------------------------------------

                        Adjusted to NIS of September 2002


                                                     September 30,               December 31,      September 30,
                                              2 0 0 2          2 0 0 1 (*)        2 0 0 1 (*)         2 0 0 2
                                           --------------    --------------    --------------     ---------------
                                                                                                    Convenience
                                                                                                    translation
                                                                                                  ---------------
                                            (Unaudited)        (Unaudited)                          (Unaudited)
                                           --------------    --------------    --------------     ---------------
                                                             NIS in thousands                     US$ in thousands
                                           --------------------------------------------------     ---------------
Current assets

Cash and cash equivalents                      240,552           446,425           365,304            49,385
Short-term deposits and
 Investments                                   719,951           737,095           697,028           147,806
Trade accounts receivable                       58,345            31,145            43,699            11,978
Other receivables and current assets            53,484            78,610            82,454            10,980
Inventories                                      3,358             3,382             3,480               689
                                             ---------         ---------         ---------         ---------
                                             1,075,690         1,296,657         1,182,965           220,838
                                             ---------         ---------         ---------         ---------
 Long-term investments
  and receivables

Deposits, debentures and
 long-term loans and receivables               393,237           325,546           400,942            80,732
Venture-capital investments                     84,740            68,034            64,777            17,397
Investments in investee and
 other companies                                36,415            67,731            22,742             7,476
                                             ---------         ---------         ---------         ---------
                                               514,392           461,311           488,461           105,605
                                             ---------         ---------         ---------         ---------
Hotels, commercial centers
 and other fixed assets                      4,025,473         2,606,374         2,926,497           826,430
                                             ---------         ---------         ---------         ---------

Other assets and deferred charges               73,573            46,229            62,045            15,105
                                             ---------         ---------         ---------         ---------
Assets related to discontinued
 Operations                                    160,773           155,489           180,442            33,007
                                             ---------         ---------         ---------         ---------
                                             5,849,901         4,566,060         4,840,410         1,200,985
                                             =========         =========         =========         =========

(*) Reclassified - see Note 5A.

The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.
                           Consolidated Balance Sheets
--------------------------------------------------------------------------------

                        Adjusted to NIS of September 2002


                                                     September 30,               December 31,      September 30,
                                              2 0 0 2          2 0 0 1 (*)        2 0 0 1 (*)         2 0 0 2
                                           --------------    --------------    --------------     ---------------
                                                                                                    Convenience
                                                                                                    translation
                                                                                                  ---------------
                                            (Unaudited)        (Unaudited)                          (Unaudited)
                                           --------------    --------------    --------------     ---------------
                                                             NIS in thousands                     US$ in thousands
                                           --------------------------------------------------     ---------------
Current liabilities

Short-term borrowings
 (including current maturities)              1,655,168         1,572,784         1,503,938           339,806
Trade accounts payable                         116,273            58,036            70,780            23,871
Other payables and current liabilities         174,619           127,751           131,842            35,849
                                             ---------         ---------         ---------         ---------
                                             1,946,060         1,758,571         1,706,560           399,526
                                             ---------         ---------         ---------         ---------
Long-term liabilities

Loans and other long-term liabilities        2,123,822         1,202,695         1,428,930           436,021
Accrued severance pay                              348               828               439                71
                                             ---------         ---------         ---------         ---------
                                             2,124,170         1,203,523         1,429,369           436,092
                                             ---------         ---------         ---------         ---------
Liabilities related to discontinued
 operations                                    202,522           233,856           256,636            41,578
                                             ---------         ---------         ---------         ---------

Minority interest                              499,691           487,187           509,150           102,587
                                             ---------         ---------         ---------         ---------

Shareholders' equity                         1,077,458           882,923           938,695           221,202
                                             ---------         ---------         ---------         ---------
                                             5,849,901         4,566,060         4,840,410         1,200,985
                                             =========         =========         =========         =========


   (*) Reclassified - see Note 5A.


       /s/ Mordechai Zisser                 /s/ Shimon Yitzhaki                 /s/ Avi Shitrit
      ----------------------              -----------------------             ------------------
         Mordechai Zisser                     Shimon Yitzhaki                     Avi Shitrit
            Chairman of                   President and Member of                Vice President
      the Board of Directors              the Board of Directors                Finance and CFO


          Date of approval of financial statements - December 2, 2002.

                           Elbit Medical Imaging Ltd.
                      Consolidated Statements of Operations
--------------------------------------------------------------------------------
                        Adjusted to NIS of September 2002


                                             Nine months                 Three months             Year        Nine months
                                                ended                        ended                ended         ended
                                            September 30,                September 30,         December 31,  September 30,
                                    ----------------------------   -------------------------  -------------  -------------
                                       2 0 0 2      2 0 0 1 (*)      2 0 0 2     2 0 0 1 (*)    2 0 0 1 (*)     2 0 0 2
                                    -----------    ------------    ----------   ------------  -------------  -------------
                                                                                                              Convenience
                                                                                                              translation
                                                                                                             -------------
                                     (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)     (Audited)    (Unaudited)
                                    -----------    ------------    ----------   ------------  -------------  -------------
                                                                                                                  US$
                                                                NIS in thousands                              in thousands
                                    ------------------------------------------------------------------------ -------------
 Hotel operations and
  management                           155,221        100,984         53,377         41,446        142,556        31,867
 Commercial center operations          193,390         93,952         69,444         32,753        135,374        39,703
 Long-term projects                      1,545          7,684             --          1,968         10,270           317
                                       -------        -------         ------         ------        -------        ------
                                       350,156        202,620        122,821         76,167        288,200        71,887
                                       -------        -------         ------         ------        -------        ------
 Hotel operations and
  management                           142,322         88,466         47,026         37,667        129,247        29,219
 Commercial center operations          100,321         46,799         35,673         16,494         68,240        20,596
 Long-term projects                      1,479          6,253             --          1,501          7,486           304
                                       -------        -------         ------         ------        -------        ------
                                       244,122        141,518         82,662         55,662        204,973        50,119
                                       -------        -------         ------         ------        -------        ------

                                       106,034         61,102         40,122         20,505         83,227        21,768

 Initiation costs of projects            7,585          2,119          2,266            316          5,997         1,557
 R&D expenses, net                      19,865         14,712          3,371          2,420         24,777         4,078
Selling, general and admin. exp         87,762         52,638         34,450         20,555         72,260        18,018
                                       -------        -------         ------         ------        -------        ------
                                       115,212         69,469         40,087         23,291        103,034        23,653
                                       -------        -------         ------         ------        -------        ------
Operating income (loss)
 before net financing income            (9,178)        (8,367)            35         (2,786)       (19,807)       (1,885)

Financing income (expenses), net       (24,945)        61,085         (1,923)        10,027        116,699        (5,121)
                                       -------        -------         ------         ------        -------        ------
Operating income (loss)
 after net financing income
 (expenses)                            (34,123)        52,718         (1,888)         7,241         96,892        (7,006)

Other income (expenses), net            10,635         45,038         (2,297)        45,036         31,268         2,183
                                       -------        -------         ------         ------        -------        ------
Income (loss) before
 taxes on income                       (23,488)        97,756         (4,185)        52,277        128,160        (4,823)

Taxes on income                         (1,822)       (16,108)          (646)        (1,251)       (13,921)         (374)
                                       -------        -------         ------         ------        -------        ------
Income (loss) after
 taxes on income                       (25,310)        81,648         (4,831)        51,026        114,239        (5,197)

Equity in losses of investee
 companies, net                             --         (9,945)            --           (186)        (9,945)           --
Minority-interest in losses
(income) of subsidiaries, net            4,785         (6,950)        (1,089)        (6,532)        (9,569)          982
                                       -------        -------         ------         ------        -------        ------
Income (loss) from
 continuing operations                 (20,525)        64,753         (5,920)        44,308         94,725        (4,215)

Loss from discontinued
 operations, net                        21,387         17,176            213          8,920         13,633         4,392
                                       -------        -------         ------         ------        -------        ------
Net income (loss) for the period           862         81,929         (5,707)        53,228        108,358           177
                                       =======        =======         ======         ======        =======        ======
Earnings (loss) per share
- (in NIS)
From continuing operations               (0.92)          2.87          (0.27)          1.94           4.26        (0.188)
From discontinued operations              0.96           0.76           0.01           0.39           0.61         0.197
                                       -------        -------         ------         ------        -------        ------
Net earnings (loss) per share             0.04           3.63          (0.26)          2.33           4.87         0.009
                                       =======        =======         ======         ======        =======        ======
Diluted earnings per share                0.00                         (0.29)                         4.09          0.00
                                       =======                        ======                       =======        ======


(*) Reclassified - see Note 5A.

The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.

                  Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------
                        Adjusted to NIS of September 2002




                                    Number          Share       Capital     Translation     Retained                   Treasury
                                   of shares       capital     reserves     adjustments     earnings     Sub-total      stock
                                   ---------       -------     --------     -----------     --------     ---------      -----
                                                                                             N I S  in thousands
                                                   -------------------------------------------------------------------------------
Balance at January 1, 2001          22,971,720     32,961       456,804       (12,130)       343,241      820,876      (41,255)

Net income                                  --         --            --            --        108,358     108,358
Foreign currency translation
  Adjustments                               --         --            --        44,597             --      44,597

Issuance of shares to employees        550,000        585        14,598            --             --       15,186
Issuance of shares                     250,000        267         5,852            --             --       6,119
                                    ----------     ------       -------       -------        -------      -------      -------
Balance at December 31, 2001
(audited)                           23,771,720     33,816       477,254        32,467        451,599      995,136      (41,255)
                                    ==========     ======       =======        ======        =======      =======      =======


                                       Loans
                                    to employees
                                   for purchasing
                                   Company's shares      Total
                                   ----------------      -----

                                 ------------------------------
Balance at January 1, 2001                              779,621

Net income
Foreign currency translation
  Adjustments

Issuance of shares to employees        (15,186)

Issuance of shares
                                       -------          -------
Balance at December 31, 2001
(audited)                              (15,186)         938,695
                                       =======          =======



The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.
              Statements of Changes in Shareholders' Equity (cont.)
--------------------------------------------------------------------------------

Adjusted to NIS of September 2002




                                                    Number         Share        Capital     Translation     Retained
                                                  of shares       capital      reserves     adjustments     earnings      Sub-total
                                                  ---------       -------      --------     -----------     --------      ---------
                                                                                                              N I S in thousands
                                                                  ------------------------------------------------------------------
Balance at January 1, 2002 (audited)              23,771,720       33,816       477,254         32,467       451,599      995,136
  Net income                                                                                                     862          862
  Foreign currency translation adjustments                                                     137,580                    137,580
  Issuance of shares                                   2,000            2            51                                        53
  Effect of indexation of loans to employees                                       (666)                         268         (398)
                                                  ----------       ------       -------        -------       -------      -------
Balance at September 30, 2002 (unaudited)         23,773,720       33,818       476,639        170,047       452,729    1,133,233
                                                  ==========       ======       =======        =======       =======    =========

Balance at January 1, 2001 (audited)              22,971,720       32,961       456,804        (12,130)      343,241      820,876
  Net income                                                                                                  81,929       81,929
  Foreign currency translation adjustments                                                      15,254                     15,254
  Issuance of shares to employees                    550,000          588        14,013                                    14,601
  Issuance of shares                                 250,000          267         5,852                                     6,119
                                                  ----------       ------       -------        -------       -------      -------
Balance at September 30, 2001 (unaudited)         23,771,720       33,816       476,669          3,124       425,170      938,779
                                                  ==========       ======       =======        =======       =======    =========


                                                                   Loans
                                                               to employees
                                                  Treasury    for purchasing
                                                   stock      Company's shares   Total
                                                   -----      ----------------   -----

                                                 ---------------------------------------
Balance at January 1, 2002 (audited)              (41,255)       (15,186)        938,695
  Net income
  Foreign currency translation adjustments
  Issuance of shares
  Effect of indexation of loans to employees                         666
                                                  -------        -------         -------
Balance at September 30, 2002 (unaudited)         (41,255)       (14,520)      1,077,458
                                                  =======        =======       =========

Balance at January 1, 2001 (audited)              (41,255)                       779,621
  Net income
  Foreign currency translation adjustments
  Issuance of shares to employees                                (14,601)
  Issuance of shares
                                                  -------        -------         -------
Balance at September 30, 2001 (unaudited)         (41,255)       (14,601)        882,923
                                                  =======        =======       =========



Convenience translation:



                                                     Number       Share       Capital    Translation   Retained
                                                    of shares    capital      reserves   adjustments   earnings    Sub-total
                                                    ---------    -------      --------   -----------   --------    ---------
                                                                                                        U S $ in thousands
                                                                 ---------------------------------------------------------------
Balance as of January 1, 2002 (audited)            23,771,720      6,942       97,980        6,665      92,713       204,300
   Net income                                                                                              177           177
   Foreign currency translation adjustments                                                 28,245                    28,245
   Issuance of shares                                                  1           10                                     11
   Effect of indexation of loans to employees                                    (137)                      55           (82)
                                                   ----------      -----       ------       ------      ------       -------
Balance - September 30, 2002 (unaudited)           23,771,720      6,943       97,853       34,910      92,945       232,652
                                                   ==========      =====       ======       ======      ======       =======


                                                                   Loans
                                                               to employees
                                                   Treasury   for purchasing
                                                    stock     Company's shares     Total
                                                    -----     ----------------     -----

                                                  --------------------------------------
Balance as of January 1, 2002 (audited)            (8,470)        (3,118)         192,712
   Net income
   Foreign currency translation adjustments
   Issuance of shares
   Effect of indexation of loans to employees                        137
                                                   ------         ------          -------
Balance - September 30, 2002 (unaudited)           (8,470)        (2,981)         221,200
                                                   ======         ======          =======


    The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.

Adjusted to NIS of September 2002




                                                    Number         Share        Capital     Translation     Retained
                                                  of shares       capital      reserves     adjustments     earnings      Sub-total
                                                  ---------       -------      --------     -----------     --------      ---------
                                                                                                              N I S in thousands
                                                                  ------------------------------------------------------------------

Balance at July 1, 2002 (unaudited)               23,771,720        33,816        476,484       161,669      458,436      1,130,405
 Loss                                                                                                         (5,707)        (5,707)
 Foreign currency translation adjustments                                                         8,378        8,375
 Issuance of shares                                    2,000             2             51                         53
 Effect of indexation of loans to employees                                           104                        104
                                                  ----------        ------        -------       -------      -------      ---------
Balance at September 30, 2002 (unaudited)         23,773,720        33,818        476,639       170,047      452,729      1,133,233
                                                  ==========        ======        =======       =======      =======      =========

Balance at July 1, 2001 (unaudited)               23,771,720        33,816        476,286        15,930      371,942        897,974

 Net income                                                                                                   53,228         53,228
 Foreign currency translation adjustments                                                       (12,806)                    (12,806)
 Effect of indexation of loans to employees                                           383                                       383
                                                  ----------        ------        -------       -------      -------      ---------
Balance at September 30, 2001 (unaudited)         23,771,720        33,816        476,669         3,124      425,170        938,779
                                                  ==========        ======        =======        ======      =======      =========


                                                                       Loans
                                                                   to employees
                                                   Treasury       for purchasing
                                                     stock       Company's shares     Total
                                                     -----       ----------------     -----

                                                 --------------------------------------------

Balance at July 1, 2002 (unaudited)                 (41,255)         (14,416)       1,074,734
 Loss
 Foreign currency translation adjustments
 Issuance of shares
 Effect of indexation of loans to employees                             (104)
                                                    -------          -------        ---------
Balance at September 30, 2002 (unaudited)           (41,255)         (14,520)       1,077,458
                                                    =======          =======        =========


Balance at July 1, 2001 (unaudited)                 (41,255)         (14,218)         842,501
 Net income
 Foreign currency translation adjustments
 Effect of indexation of loans to employees                             (383)
                                                    -------          -------        ---------
Balance at September 30, 2001 (unaudited)           (41,255)         (14,601)         882,923
                                                    =======          =======        =========


    The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.
                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
                        Adjusted to NIS of September 2002


                                                   Nine months                   Three months             Year       Nine months
                                                      ended                         ended                ended          ended
                                                  September 30,                 September 30,          December 31,   September
                                                  -------------                 -------------          ------------       30,
                                              2 0 0 2      2 0 0 1 (*)     2 0 0 2      2 0 0 1 (*)    2 0 0 1 (*)     2 0 0 2
                                              -------      -----------     -------      -----------    -----------     -------
                                                                                                                     Convenience
                                                                                                                     translation
                                                                                                                     -----------
                                            (Unaudited)    (Unaudited)   (Unaudited)    (Unaudited)     (Audited)    (Unaudited)
                                            -----------    -----------   -----------    -----------     ---------    -----------
                                                                                                                         US$
                                                                       NIS in thousands                              in thousands
                                            ---------------------------------------------------------------------    ------------
Cash flows from operating activities
------------------------------------
Income (loss) for the period                        862        81,929        (5,707)       53,228         108,358          177
Adjustments to present cash flows
 from operating activities (Appendix A)           3,495      (115,853)       21,247       (94,845)        (88,383)         718
                                                -------       -------       -------       -------         -------       ------
Net cash provided by (used in)
 continuing operating activities                  4,357       (33,924)       15,540       (41,617)         19,975          895
Net cash provided by
 discontinued operating activities                2,654         6,319        13,427         9,672           3,802          545
                                                -------       -------       -------       -------         -------       ------
Net cash provided by (used in)
 operating activities                             7,011       (27,605)       28,967       (31,945)         23,777        1,440
                                                -------       -------       -------       -------         -------       ------
Cash flows from investing activities
------------------------------------
Investment in subsidiaries not
 previously consolidated (Appendix C)          (235,406)        3,616            --            --           3,616      (48,329)
Acquisition of fixed assets & other assets     (256,620)     (423,659)      (60,281)     (167,051)       (607,168)     (52,684)
Proceeds from disposition of
 fixed assets, investments and loans             20,202           492        (1,443)       (2,076)         23,399        4,147
Investment (incl. loans) in affiliates,
 other companies & venture capital
 investments                                    (13,285)      (80,390)       (1,873)      (43,400)       (127,771)      (2,727)
Repayment of deposits,
 investments and long-term loans                 16,899         2,810        16,503           734           2,636        3,469
Investment in deposits, debentures
 investments and long-term loans                     --      (361,063)           --        (8,295)        (82,884)          --
S/T deposits and marketable securities           12,297        49,156        (7,825)      (21,984)       (263,194)       2,525
Acquisition of minority interest in
 subsidiary                                          --            --            --        13,006              --           --
Liquidation of subsidiaries (Appendix D)             --            --            --            --         (47,575)          --
                                                -------       -------       -------       -------         -------       ------
Net cash used in continuing
 investing activities                          (455,913)     (809,038)      (54,919)     (229,066)     (1,098,941)     (93,599)
Net cash provided by (used in)
 discontinued investing activities               (1,862)      122,888        (1,193)         (475)        122,165         (383)
                                                -------       -------       -------       -------         -------       ------
Net cash provided by (used in)
 investing activities                          (457,775)     (686,150)      (56,112)     (229,541)       (976,776)     (93,982)
                                                -------       -------       -------       -------         -------       ------

Cash flows from financing activities
------------------------------------

Issuance of shares to minority
 interest in subsidiary                              --            --            --            --          14,506           --
Issuance of shares                                   53            --            53            --              --           11
Receipt of long-term loans                      308,101       740,190        42,933       157,810         422,731       63,253
Repayment of long-term loans
 and convertible debentures                     (57,483)     (148,022)      (19,021)      (29,451)       (159,813)     (11,801)
Short-term borrowings, net                       69,387        96,573       (12,163)       37,662         564,928       14,245
                                                -------       -------       -------       -------         -------       ------
Net cash provided by (used in)
 financing activities                           320,058       688,741        11,802       166,021         842,352       65,708
                                                -------       -------       -------       -------         -------       ------

Net effect on cash due to changes
 in currency exchange rates                       5,954        10,632         1,371        16,764          15,144        1,222
                                                -------       -------       -------       -------         -------       ------

Decrease in cash and cash equivalents          (124,752)      (14,382)      (13,972)      (78,701)        (95,503)     (25,612)
Cash and cash equivalents at the
 beginning of the period                        365,304       460,807       254,524       525,126         460,807       74,997
                                                -------       -------       -------       -------         -------       ------

Cash and cash equivalents at the
 end of the period                              240,552       446,425       240,552       446,425         365,304       49,385
                                                =======       =======       =======       =======         =======       ======


(*) Reclassified - see Note 5A.

    The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.
                  Consolidated Statements of Cash Flows (cont.)
--------------------------------------------------------------------------------

                        Adjusted to NIS of September 2002


                                                  Nine months                 Three months             Year       Nine months
                                                     ended                       ended                ended          ended
                                                 September 30,               September 30,         December 31,    September
                                                 -------------               -------------         ------------        30,
                                            2 0 0 2     2 0 0 1 (*)      2 0 0 2     2 0 0 1 (*)   2 0 0 1 (*)      2 0 0 2
                                            -------     -----------      -------     -----------   -----------      -------
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                  -----------
                                          (Unaudited)     (Unaudited)   (Unaudited)   (Unaudited)   (Audited)     (Unaudited)
                                          -----------     -----------   -----------   -----------   ---------     -----------
                                                                                                                      US$
                                                                     NIS in thousands                             in thousands
                                          ------------------------------------------------------------------      ------------
Appendix A - Adjustments to present
cash flows from operating activities, net

Income and expenses not involving
cash flows:
  Discontinued operations                      (34,758)      (26,578)        (348)     (14,557)     (23,578)       (7,136)
  Depreciation and amortization                 81,967        50,933       33,699       26,027       76,829        16,828
  Company share in results of
   affiliates                                       --         9,945           --       (2,521)       9,945            --
  Minority interest in income of
   subsidiary                                    8,586        16,352        1,224       12,169       17,408         1,763
  Capital gain (loss) from sale of
   investments                                     203           (62)         176           --         (445)           42
  Interest and exchange-rate
   differences accrued on
   investments and loans, net                  (34,457)      (79,411)      (4,859)     (31,797)     (97,763)       (7,074)
  Gain on sale of affiliate                         --       (55,815)          --      (55,815)     (56,776)           --
  Change in accrued
   severance pay                                  (149)          165          (67)        (291)        (215)          (31)
  Deferred taxes                                 2,755         8,263         (765)      (2,406)      11,741           566

  Increase in value of securities, net           1,112       (11,846)         420       15,330       (4,041)          228

Changes in assets and liabilities:
  Trade accounts receivable                    (15,221)       (5,749)      (1,505)      (2,023)      (8,764)       (3,125)
  Other receivables and current assets           6,227        12,389       (8,541)     (25,643)      10,069         1,278
  Long-term receivables                             --         1,103           --        1,763        3,408            --
  Inventory                                        613           (81)        (198)         (54)         (79)          126
  Trade accounts payable                         1,040          (604)      (1,972)     (14,403)         271           214
   Other payables and current Liabilities      (12,878)      (27,468)       3,983        1,048      (16,123)       (2,644)
  Customer advances, net of
   projects-in-progress                         (1,545)       (7,686)          --       (1,969)     (10,270)         (317)
                                               -------        ------       ------       ------       ------        ------
                                                 3,495      (115,853)      21,247      (94,845)     (88,383)          718
                                               =======        ======       ======       ======       ======        ======

Appendix B - Non-cash transactions

Liabilities in consideration for
 land acquisition                                                                                    22,182
                                                                                                     ======
Liabilities in consideration for
 acquisition of shares in
 another company                                                                                     59,664
                                                                                                     ======
Sale of an affiliate against other
 accounts receivable                                                                                 13,444
                                                                                                     ======
Indexation of loans capitalized to
 the cost of fixed assets                                                                            22,402
                                                                                                     ======


     (*) Reclassified - see Note 5A.

    The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.

--------------------------------------------------------------------------------

                        Adjusted to NIS of September 2002


                                              Nine months                           Year       Nine months
                                                 ended                             ended          ended
                                             September 30,                      December 31,  September 30,
                                       -------------------------                ------------  -------------
                                        2 0 0 2      2 0 0 1 (*)                  2 0 0 1        2 0 0 2
                                       ---------     -----------                ------------  -------------
                                                                                               Convenience
                                                                                               translation
                                                                                              -------------
                                       (Unaudited)    (Unaudited)                  (Audited)   (Unaudited)
                                       -----------    -----------                  ---------   -----------
                                                                                                   US$
                                            NIS in thousands                                  in thousands
                                       --------------------------                             ------------
Appendix C
Investment in subsidiaries
 not previously consolidated

     Working capital (excluding
      cash), net                         12,156           824                         824         2,496
     Long-term receivables,
      investments and deposits           (8,618)           --                          --        (1,769)
     Fixed assets and other assets     (520,479)     (170,364)                   (170,364)     (106,854)
     Long-term loans                    281,535        13,425                      13,425        57,799
     Minority interest                       --        26,907                      26,907            --
                                       (235,406)     (129,208)                   (129,208)      (48,329)
                                       --------      --------                    --------       -------
     Less - investment on the cost
      Basis                                  --       132,824                     132,824            --
                                       --------      --------                    --------       -------
                                       (235,406)        3,616                       3,616       (48,329)
                                       ========      ========                    ========       =======
Appendix D
Liquidation of subsidiaries

   Working capital (excluding
     cash), net                                                                   (47,575)
                                                                                 ========


(*) Reclassified - see Note 5A.

    The accompanying notes are an integral part of the financial statements.

                           Elbit Medical Imaging Ltd.

                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 1  - General

          a. The interim financial statements as of September 30, 2002 have been prepared in a condensed format in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements and in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

          b. The accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the annual financial statements as of December 31, 2001.

          c. The interim financial statements do not include all of the information and disclosures required in the preparation of annual financial statements, and therefore should be read in conjunction with such statements.

          d. The financial statements (including comparative figures) have been prepared on the basis of historical cost adjusted for changes in the Israeli consumer price index (CPI) to September 2002.

               Data regarding the changes in the Israeli CPI and the exchange rates of the currencies of the main countries in which the Group operates in the reporting periods, are as follows:


                                            Nine months ended     Three months ended      Year ended
                                              September 30,          September 30,       December 31,
                                         --------------------    --------------------   -------------
                                         2 0 0 2     2 0 0 1     2 0 0 2      2 0 0 1      2 0 0 1
                                         -------     -------     -------      -------   -------------
                                            %           %           %            %            %
                                         -------     -------     -------      -------   -------------
      Changes in the CPI:
      -------------------

        Israel                            6.99         2.01        0.65        0.88         1.40
        The Netherlands                   3.83         4.90        1.41        1.46         4.45
        England                           2.42         1.99        0.79        0.11         1.28
        Belgium                           1.52         2.44        0.58        0.2          2.18
        Hungary                           4.26         6.36        0.20        0.39         6.90
        Poland                            0.39         2.93       (0.80)      (0.30)        3.61
        Romania                          11.39        21.30        1.91        5.66        30.30

      Changes in NIS exchange rate:
      -----------------------------

        US dollar                        10.30         7.77        2.14        4.56         9.28
        Euro                             22.83         6.01        1.39       13.06         3.84
        Pound sterling                   19.04         6.12        4.29        9.37         6.10
        Hungarian Forint                 24.37         8.71        1.97        6.85        11.70
        Polish Zloti                      6.08         5.28       (0.33)      (1.58)       13.72
        Romanian Lei                      5.75        (8.45)       4.59        0.16       (10.19)


                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 -  Contingent Liabilities

          A. In November 1999, a number of institutional investors and others, holding shares in Elscint, filed, a lawsuit in the Haifa District Court against the Company, Elscint, EIL and others. The plaintiffs also requested the certification of their claim as a class action in the name of all those who had held Elscint shares on September 6, 1999, and continued to do so when the claim was filed (excluding the Company and others). The claim alleges discrimination against Elscint's minority shareholders arising from various transactions or activities carried out by its controlling shareholders and directors, which - allegedly - caused them financial loss, manifested by the 45% ($100m) decline in the value of Elscint's shares in the period from February 24, 1999 to the claim's filing date.

               The principal remedy requested in the claim is a court order instructing the Company to carry out a tender offer for Elscint's shares at $14 per share. Alternatively, the plaintiffs, inter alia, also asked the court to issue an injunction prohibiting implementation of the September 9, 1999 transactions and the refund of any amounts paid thereunder. Part of the relief was requested as a derivative claim by Elscint.

               The Haifa District Court summarily dismissed the request for certification as a class action. This decision was appealed by some of the plaintiffs to the Supreme Court. Concurrently, the district court ruled that the plaintiffs may - notwithstanding having rejected the request for class action proceedings - nevertheless pursue the matter. The State Attorney General has submitted a position paper to the Supreme Court regarding the appeal. According to his opinion, the district court erred in its two legal conclusions when rejecting the request for class-action certification. Accordingly, he believes that the plaintiffs should be allowed to appeal and that the appeal - if filed - should be accepted. Moreover, the State Attorney General believes that, subsequent to the acceptance of this appeal, it will be necessary to evaluate the request and approve it as a class action. At this stage, the Registrar has deferred the dates for submitting the defense documents, until the question of the required court fees due in these procedures has been decided, as outlined below:

               On November 21, 2001 hearings were held in the Supreme Court at following which it granted a right of appeal. The Company and the parties filing the class action presented their respective motions. On February 27, 2002, the court decided to permit the State Attorney General to present his final motion, in writing, within seven days.

               A dispute has arisen between the parties regarding the question of the fee, which is determined based on the classification of the relief sought in the claim. For the time being, the plaintiffs have defined the relief sought by them as declaratory relief and have paid a fee for it, the position of the defendants is that the true relief sought in the claim is monetary, and that the plaintiffs should pay a court fee which is substantially greater than the sum that the plaintiffs have paid. On August 3, 2001, the Registrar of the Haifa District Court held that part of the relief sought by the plaintiffs is not declaratory as claimed by the plaintiffs, but rather monetary as the defendants claim. Therefore, the Registrar decided that the plaintiffs must pay the fee for these reliefs totaling 2.5% of the amount claimed (totaling NIS 20 million) and, in addition, to itemize the monetary relief sought by the plaintiffs. As for the other relief sought by the plaintiffs, the court ruled that they are not monetary remedies, rather applications for injunctive relief, on which the plaintiffs will have to pay a fee of an insignificant amount.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 -  Contingent Liabilities (Cont)

          A.   (Cont.)

               To date, the plaintiffs have not yet paid the court fee and also have not advanced satisfactory arguments to support the relief they are seeking. As a consequence, Elscint has applied the court to strike out from the list of relief sought those deemed by the court as needing additional substantiation. The Company has joined in Elscint's application. On February 28, 2002 a hearing was held before the registrar of the district court regarding the defendants' application to strike out portions of the claim in view of the fact that the plaintiffs failed to pay the court fee. The Registrar decided that the proceedings regarding this application will be heard after the appellate court decides regarding the court fee as described below. The court also ruled that, at this stage, the filing by the defendants of defense motions would be postponed.

               Two appeals on the Registrar's decision of August 3, 2001 were filed with the Haifa District Court on September 20, 2001. Elscint and other plaintiffs petitioned the court to determine that the primary relief and the alternative relief demanded in the claim are both monetary, and subject to a fee of 2.5% of the amount. In another appeal, the plaintiffs petitioned the court to establish that the relief categorized as monetary is, in fact, injunctive relief. In addition, the plaintiff petitioned the court to overrule the Registrar's decision concerning the postponement of the filing of the defense-motion. On October 28, 2001 the Company filed a counter-appeal, claiming, as Elscint had, that the primary and the alternative claim constitute a stated monetary remedy and are thus subject to a fee of 2.5% on the amount of damages claimed. The hearing on these appeals took place in April 2002. The court has not yet rendered its decision.

               The Company's management believes - based on the opinion of its legal counsel - that the final outcome of this case cannot be estimated.

          B. In September 1999, a lawsuit for $158m was filed against the Company, Elscint and others, along with a request for recognition as a class action. The plaintiffs assert that the Company, through Elscint's Board of Directors, caused damages to, and discriminated against, the minority shareholders of Elscint. Based on the parties' agreement, the court hearings were postponed until the Supreme Court decides in the appeal described in item 1 above. Based on the advice received from legal counsel, management believes that at this stage it is not possible to ascertain the outcome of the claim and whether it will be recognized as class action.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 -  Contingent Liabilities (Cont)

          C. The Company and its subsidiaries are parties in a number of lawsuits in the courts as well as to other claims by third parties- in part, with no amounts stipulated, and, in part, in an aggregate amount of approximately $60 million, as compensation for damages allegedly caused by the activities and/or products of the companies and which relate, primarily, to the operations of the Company and of Elscint which were sold during 1998 and 1999. Regarding a portion of the claims, amounting to $29 million, management of the companies estimates, on the basis of the opinion of their legal counsel dealing with these matters and/or on the basis of counsel of insurance advisors, that no significant costs will result therefrom, over and above the relevant amounts accrued in the financial statements and that the provisions recorded in the financial statements are adequate to cover the costs and resources that will be necessary to settle any obligations resulting from the claims. Regarding a portion of the claims amounting to $31 million, legal counsel of the companies is unable at this stage to estimate the outcome.
               Nevertheless, the companies have recorded accruals in their financial statements in amounts that are adequate, in the opinion of their management, to cover the costs and resources necessary to resolve the obligations under these claims as of the date of issuance of the financial statements based, inter alia, on the counsel of their relevant advisors in such matters and on past experience. The aggregate amount of the claims as mentioned above, was decreased during the nine months period ended September 30, 2002, as a result of negotiations carried out with part of the distributors, which negotiations lead to settlements with claimants. As a result of such settlements being reached during the nine months period ended on September 30, 2002 no costs incurred beyond the provisions that were included in the financial statements.

               For additional information - see Note 19B to the annual financial statements for the year ended December 31, 2001.

          D. i. As a result of a dispute which has arisen between Bea Hotels N.V. ("B.H.") and a third party ("Third Party Shareholder"), regarding the latter's failure to comply with its obligations to provide an indemnity to B.H. relating to certain matters which are pending against Domino (the controlling shareholder in Bucuresti which is the owner of the rights in a hotel in Romania) and which derive from events which occurred prior to the execution of the memorandum of understanding for the purchase of Bucuresti, B.H. is presently withholding the shares of the Third Party Shareholder (20%) in Domino as security for compliance with the indemnity obligations made by the Third Party Shareholder. Accordingly, on the date of the approval of these financial statements, B.H. is formally recorded as the holder of 100% of capital and voting rights in Domino. The results of this dispute have no effect on the results of operations of B.H. for the reported periods and/or the amount of its shareholders' equity as of and for the period ended September 30, 2002.

               BEA Hotels Eastern Europe BV (a wholly owned subsidiary of B.H. and the holder of 100% of the capital and voting rights of Domino, as abovementioned) has submitted a financial claim against the Third Party Shareholder arising out of the failure of the Third Party Shareholder to fulfill the conditions of the indemnity, within the framework of which certain charges have been placed on the assets of the Third Party Shareholder. The Third Party Shareholder has submitted a motion to the court requesting that the dispute be referred to arbitration in terms of the Memorandum of Understanding, and the claimant has submitted its response opposing this motion. As at the date of the approval of these financial statements, the court has not rendered its decision in respect of this motion.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 -  Contingent Liabilities (Cont)

          D.   (Cont.)

               ii. A motion submitted to the courts in Romania for the cancellation of the tender within the framework of which Domino acquired the controlling shareholding of Bucuresti - was rejected by the courts. This decision is subject to appeal, although as at the date of the approval of these financial statements, no such appeal has been filed. If an appeal will be filed, and if the appeal will be accepted, then B.H.'s rights may be adversely and materially affected. At this stage, BH is unable to assess the outcome of these proceedings or their impact upon the rights of Domino in Bucuresti. However, the management of B.H. is of the opinion, based on the opinion of its legal counsel in Romania in respect of a similar motion (which has been cancelled prior to adjudication by the courts following the claimaints' withdrawal of their motion) that even if such an appeal is filed and accepted by the Supreme Court of Romania, and even if an order is issued on the basis of such an appeal, regarding the termination of the tender and in consequence the cancellation of the rights of Domino in Bucuresti, in accordance with the acquisition agreement, Domino will be indemnified by the SOF for the full consideration of its original investment (including proven damages for the above acquisition transaction caused to the Group companies, plus interest).

               iii. Within the framework of a criminal investigation,  which was conducted against several suspects (including former officers of the SOF who were involved in the privatization procedures and the sale of the controlling interest in Bucuresti to Domino) relating to events which occurred prior to the acquisition of control in Bucuresti by B.H.A judical lien which was previously imposed upon Domino's shareholding in Bucuresti by the investigating authorities in accordance with the provisions of the Romanian Criminal Law, was removed by a decision of the Public Prosecutors Office.
                    Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer encumbered under the lien.

                    The criminal investigations culminated, in June 2002, by the filing of an indictment by the Public Prosecutors Office of Romania, against 17 accused individuals. The hearings in these criminal proceedings have been postponed to March
                    2003. These criminal proceedings may have indirect implications on the validity of the privatization process and, consequently, on Domino's shareholding in Bucuresti, even although Domino is not an accused party in these criminal proceedings. B.H.'s legal counsels are unable to evaluate, at this stage, the results of these proceedings or their possible effects on Domino's holdings in Bucuresti.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 -  Contingent Liabilities (Cont)

          D.   (Cont.)

               iv.  The  Third  Party   Shareholder  in  Domino  (see  i  above)
                    terminated a certain partnership agreement which it had executed with a third party ("Third Party Claimant"), prior to the acquisition by B.H. of Domino, regarding their joint investment in Domino on the grounds of the failure of the Third Party Claimant to fulfill his obligations under the said partnership agreement. The Third Party Claimant subsequently filed a monetary claim against Domino and others with the Romanian courts, in the amount of U.S.$ 2.5 million, in respect of commissions allegedly payable to Third Party Claimant pursuant to the provisions of the above partnership agreement, to which Domino was also a party. In parallel proceedings, an order imposing a charge over the shares held by Domino in Bucuresti was cancelled by the Court of Appeals, and the matter was returned to the court of first instance for re-hearing. Accordingly, as at the date of the approval of these financial statements, the shares held by Domino in Bucuresti are no longer subject to this charge.

                    An additional claim has been submitted against Domino by another third party claimant prior to the date of approval of these financial statements. The principal remedies sought under this additional claim are the payment of same commission of U.S.$ 2.5 million arising from the partnership agreement referred to above, as well as a demand for the termination of an agreement entered into between Domino and an Israeli bank for the pledge of the shares held by Domino in Bucuresti as security for certain credit facilities advanced by that Bank.

                    The Company has received an indemnity against these claims from the Third Party Shareholder (see i above).Based upon the opinion of its legal counsel, Domino is of the opinion that these claims are devoid of any legal merit or contractual foundation, and therefore was no provision in respect of these claims was included in its financial statements.

               v. Within the framework of an joint venture agreement concluded to set up a joint venture company owned by Bucuresti and a third party investor ("Third Party Investor"), signed prior to the acquisition of Bucuresti by B.H., that Third Party Investor undertook to invest in the joint venture company an amount of U.S.$ 27 million, and in consideration Bucuresti undertook to transfer the rights in the Bucuresti Complex to the joint venture company. As that Third Party Investor failed to meet its investment obligations, Bucuresti cancelled the joint venture agreement and submitted an application to the court to liquidate the joint venture company. At this stage the parties are engaged in proceedings which relate only to the authority of the Romanian courts to order the liquidation of the joint venture company, but do not relate to the transfer of the rights of the Bucuresti Complex to this joint venture company. If Bucuresti is compelled to transfer its rights in the Bucuresti Complex to the joint venture company, then its rights in the hotel are liable to be materially prejudiced. B.H.'s management is of the opinion that this is not likely that as a result of the proceedings, Bucuresti will be compelled to transfer its rights in the Bucuresti Complex to the said joint venture company.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 -  Contingent Liabilities (Cont)

          D.   (Cont.)

               vi. In addition, various additional proceedings are being conducted in Romania (objections submitted to the Chamber of Commerce), within the framework of which it is claimed that certain resolutions taken at general meetings of Bucuresti's shareholders were not validly adopted and are devoid of any legal force for procedural reasons. The court acknowledged part of the abovementioned proceedings, and Domino has filed an appeal thereon. B.H's management is of the opinion, that these claims are spurious and vexatious, and will have no material effect on B.H.'s rights in and to Bucuresti's shares and in the Bucuresti Complex owned by Bucuresti.

Note 3 -  Significant Events During the Reporting Period and Subsequent
          Thereto

          A.   Investments

               1. In February 2002, PC completed a transaction on the basis of an agreement in principle originating during 2001 for the acquisition of companies holding full ownership and control of three shopping and entertainment centers in Hungary with a total area of approximately 75,000 square meters, for a consideration of Euros 47.2 million (NIS 227 million). The consideration reflects a gross value of the centers acquired (before long-term financing) of Euros 111.2 million (NIS 527 million). The acquisition of the centers was financed primarily by long-term loans from foreign banks. Assets in the amount of NIS 551 million were included in the September 30, 2002 balance sheet. Revenues, operating income and net income included during the nine-month period ended September 30, 2002 amounted to approximately NIS 47 million, NIS 20 million and NIS 15 million, respectively.

               2. Within the framework of an investment agreement between the Company and Vcon signed in January 2002, debentures totaling $2m were converted into 2m shares. In addition, concurrent with the cancellation of the outstanding debentures amounting to $2m, the Company was issued debentures of $2m bearing annual interest of 2%, whose principal is repayable in equal consecutive quarterly installments between March 2004 and December 2006. These debentures are convertible (in whole or in part), at any time, into non-traded shares of Vcon, at a conversion price of $1.00 per share (subject to adjustments).

                    To effect repayment of the interest accrued on the existing debentures as well as interest accruable through redemption, the Company was issued an additional non-interest bearing debenture of $475 thousand, repayable at the end of five years from issuance. This debenture may be converted, in whole or in part, to non-traded shares of Vcon at a conversion rate of $1.40 per share.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Significant Events During the Reporting Period and Subsequent Thereto (cont)

          A.   Investments (cont.)

               2.   (Cont.)

                    These debentures have second priority as to Vcon's repayment of bank loans and have an identical repayment priority to the $2m-debenture issued to a third party. As security for the repayment of the debentures, Vcon will record a second-ranking lien on all its assets in favor of the Company and a third party (pari passu), with priority over all other pledges other than those granted to the banks and subject to their consent. The debentures are not transferable to a third party without the consent of Vcon.

                    In addition, the Company received the right under that agreement to acquire - within three years of the agreement date - 1,333,333 options at $0.30 per option. These options are exercisable within three years of date of grant, into non-marketable ordinary shares of Vcon, at an exercise price of $1.40 per share (subject to adjustments). The options may not be transferred without Vcon's approval.

                    The Company holds 2 million debentures (out of the outstanding 4 million) convertible into shares at $1.00 per share. Assuming it exercises the rights to acquire options, the Company will hold an additional 2.1 million options (out of an outstanding total of 4.5 million) convertible into shares at various exercise prices up to $18 (mostly $2) per option. Moreover, there are 4.6 million additional options, issued to employees, which may be exercised into shares at prices ranging from $1.20 to $2.50 per option. Assuming a conversion of all the convertible debentures, and an exercise of all the outstanding options, into shares the Group's share in Vcon would reach approximately 26%. The abovementioned conversion of debentures and exercise of options are contingent upon CS approval while the sale of the shares arising from the conversion and exercise to a third party prior to their registration for trade are subject to the restrictions stipulated in US and/or French securities laws.

                    Within the terms of the agreement, Vcon undertook to register its shares (including the ones resulting from the conversion and options exercise), within 18 months of the agreement's conclusion, for trade on the Nouveau Marche in France.

               3. During the reporting period, Elscint declared a dividend of approximately $ 19.3 million (reflecting an amount of $ 1.10 for each share). Payment was made in October 2002. NIS 4 million of this amount, paid on shares that had been issued to employees and directors of Elscint and to other Group employees who provide services to Elscint, was charged to operations as wages in the financial statements.

               4. Pursuant to the provisions of the local laws in Belgium, under certain conditions, employers who create employment positions are entitled to receive, a one-time subsidy from the Belgium Government, with respect to participation in the employees' salaries, based on the amount of the investment in connection with each position - up to the maximum participation amount for each position.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Significant Events During the Reporting Period and Subsequent Thereto (cont)

          A.   Investments (cont.)

               4.   (Cont.)
                    Due to a disagreement between AP and the Government of Belgium, regarding the definition of AP for purposes of application and implementation of the subsidy provisions, as stated, no income was included in the financial statements for prior periods in connection with participation in salaries of the hotel's employees in AP.

                    In September 2002, Government of Belgium approved a subsidy with respect to the hotel's employees in AP in the amount of
                    (euro)1,090 thousand (net after deduction of commission).

                    In accordance with the above, this amount was included as a participation in the salaries expenses in the three-month period ended September 30, 2002.

          B.   Commitments

               1. In April 2002, a subsidiary of Elscint ("Elscint") entered into an agreement with a company controlled by the controlling interests in the Company (hereinafter - "CDPM"), in accordance with which CDPM committed to complete the construction of a shopping and entertainment center in the Herzlyia Marina (hereinafter - "the Commercial Center"), including development as defined in the agreement, for a final and absolute consideration of $57.7 million, which is to be paid based on the progress of the work (hereinafter - "the Work Consideration"). CDPM committed to deliver the Commercial Center to Elscint, ready for commercial operation ("turn key"), no later than March 2003. The amount of the Work Consideration was determined on the basis of a calculation of the work remaining to be performed as of March 1, 2002. In respect of each payment and/or expense paid by the Elscint to a sub-contractor, supplier, professional adviser or other entity as part of the implementation of the project from March 1, 2002 to the date CDPM commences work, the Work Consideration will be adjusted accordingly. From March 1, 2002 until June 30, 2002 the Company made such payments on account of implementation of the project in the total sum of $11.2 million. The work covered by the agreement does not include specific activities, which were detailed in the agreement (mainly - planning, marketing, license fees and supervision), the cost of which is to be borne by Elscint. In addition, the agreement provides that CDPM is to bear the cost of alterations for tenants, based on specifications in the agreement.

                    The consideration for alterations not included in the specifications is to be determined based on a mechanism described in the agreement. Until the date of publication of these financial statements the agreement had not yet been closed. Upon execution of the agreement, Elscint is to pay to CDPM an advance of $3 million on account of the Work Consideration and, concurrently, CDPM is to provide Elscint with a bank guarantee to the extent of 5% of the Work Consideration. In addition, Elscint is obligated, as part of the agreement, to assign all of its rights and obligations to CDPM under agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of Elscint's shareholders.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Significant Events During the Reporting Period and Subsequent Thereto (cont)

          B.   Commitments (cont.)

               2. The liquidator of a wholly owned and controlled subsidiary of the Company, that operates in Switzerland ("Sonotron"), reported that the liquidation proceedings for Sonotron were completed in August 2002 and it was, subsequently, deleted from the records of the Swiss Registrar of Companies.

Note 4 -  Accountancy New Standards

          A. In October 2001 the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statements Adjustment. According to this standard, the adjustment of financial statements for inflation will cease commencing January 1, 2003. Through December 31, 2002 the Company will continue to prepare adjusted financial statements in accordance with the existing pronouncements of the Institute of Certified Public Accountants in Israel. Amounts presented in the December 31, 2002 balance sheet will serve as the opening, nominal balances at January 1, 2003.

               In October 2001 the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company.

               The following is an outline of the major changes included in Standard No. 13:

               Classification of foreign operations as an "autonomous unit" or as an "extension of the Company" requires the application of judgment and should be based on the indicators established in this standard. This approach differs from the existing principles, which require the fulfillment of several cumulative tests prior to the determination of a foreign activity as an "autonomous unit" and prohibit the application of judgment.

               Translation of income and expense items as well as cash flow amounts of foreign operations constituting "autonomous units" based on the exchange rate in effect on the transaction/cash flow date or, due to practicality, using average exchange rates in effect during the reporting period. This differs from the current principles whereby the translation of all the autonomous unit's financial statement items is carried out based on the current exchange rates.

               Adjustment of an autonomous unit's financial statements prior to their translation into the company's reporting currency, which, is always permitted under the existing principles, will be carried out only when the "autonomous unit" operates in a highly inflationary environment. In these cases, the closing exchange rates should be used for translation.

               Goodwill created upon the acquisition of an "autonomous unit" will be treated as an asset of the "autonomous unit" and translated by using the closing exchange rates. This differs from current principles, according to which goodwill is deemed a non-monetary, independent item of the acquiring company.

               A reduction in value of an investment in an "autonomous unit" will not result in the release to the statement of operations of amounts previously recorded as foreign currency differences in shareholders' equity. This rule constitutes an amendment to Opinion No. 68.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 4 -  Accountancy New Standards (cont.)

          A.   (Cont.)

               Standard  No.  13  will  be  effective  for   reporting   periods
               commencing after December 31, 2002.

               The Company is currently examining the new standard and is unable, at this stage, to assess its impact on the financial statements of the period commencing with the effective date of the standard (January 1, 2003).

               On  November  17,  2002 the Israeli  Accounting  Standards  Board
               published  a  proposal  for   Standard   No.17   concerning   the
               postponement of the cessation date of adjusted financial statements as well as the postponement of the effective date of Standard No.13 ("Effects of Fluctuations in Foreign Exchange Rates").

               Should Standard No.17 be approved, the reporting of nominal financial statements based on Standard No. 12 would be postponed and so would the implementation of Standard No.13 by one year - to reported periods commencing January 1, 2004.

          B. In August 2002 the Israeli Accounting Standards Board published Standard No.14 (Interim Financial Reporting), which defines the minimal content of financial reporting for interim periods, including the disclosure required in the notes thereto and details the accounting principles pertaining to recognition and measurement issues to be implemented in interim financial reporting.

               The major changes established by Standard No.14 in relation to current accounting principles:

               o Disclosure requirements pertaining to segment income and expenses in respect of segments constituting the company's primary format for segment reporting.

               o Provision for income taxes during the interim period will be accrued on the basis of the tax rate applicable to the expected annual pre-tax income, i.e., the estimated average annual income tax amount multiplied by the interim pre-tax income. This is contrary to the existing rules according to which provisions for income tax for the interim periods were established on the basis of data known at the end of the reported interim period.

                    A carry-forward tax loss in respect of which no deferred income tax amount had been provided does affect the average annual tax rate and, therefore, will be allocated over the interim period by the ratio of the income reported during the entire interim period divided by the estimated income for the year. Such practice differs from existing rules, according to which the determination of the provision for income taxes in the first interim period took into account previous years' carryforward losses.

                    Should the estimated amount reported in the interim period change considerably during the reported year's last interim period without separate financial statements being published for that last interim period, then the essence and the amount of that change in estimate require disclosure in the annual financial statements for that particular fiscal year.

                    Standard No.14 should be implemented in interim financial statements for periods starting January 1, 2003.

Note 5 -  Subsequent Events

          A. In November 2002, Elscint signed an agreement with an unrelated third party ("the Purchaser") for the sale of the manufacturing, assembly, engineering and integration operations (mainly for the medical imaging equipment) of the sub-assemblies and components segment, conducted by Elscint at its Ma'alot facility in Northern Israel ("the Plant").

               Pursuant to the agreement, Elscint will sell to the Purchaser the Plant's assets (tangible and intangible assets) as defined in the agreement ("the Transferred Assets"). In addition, the Purchaser will assume certain liabilities incurred in connection with the Plant (agreed balance sheet and off-balance sheet liabilities). The Purchaser will not assume liabilities for claims and disputes if arising out of facts and circumstances, which occurred or arose prior to the closing date of the transaction as defined in the agreement.

               The amount of the consideration ("the Consideration") will be determined, inter alia, on the basis of the net book value of the assets and liabilities being transferred (trade receivables, inventory and fixed assets net of balance sheet liabilities), as included in the audited financial statements of the Plant as of the closing date. The final amount of the consideration (and accordingly the gain which Elscint will generate from the transaction) are subject to the Purchaser's post closing verification that the assets included in the balance sheet of the Plant as of the closing date properly reflect the Transferred Assets on the basis of the criterions as determined in the agreement. In order to secure possible adjustments to the consideration (if any) in consequence of such verification procedures, an amount equal to 15% of the book value of the Transferred Assets shall be deposit into escrow for a period of up to 90 days following the closing date.

               Completion of the transaction is subject to the waiver, by another unrelated third party, of certain rights of first refusal previously awarded to that party, as well as the approval of the Controller of Restrictive Trade Practices in Israel. Subject to the receipt of such waiver and approval, it is anticipated that the closing date of the transaction will be December 31, 2002.

               Upon completion of the transaction, the activities of the Group in the sub-assemblies and components segment, in particular, and in the medical imaging area, in general will, as a practical matter, be discontinued. As a result, these financial statements include the assets and liabilities which relate to the discontinuing operation, in separate categories in the balance sheet "assets/liabilities relating to discontinuing operation". In addition, the transactions relating to the aforesaid operation were included in a separate category in the statement of operations "income from discontinuing operation". The comparative figures for prior years were reclassified in order to reflect therein, retroactively, for all reported periods, presentation of the assets, liabilities, revenues and expenses which relate to the discontinuing operation, separate from those which relate to the continuing operations.

                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 5 -  Subsequent Events (Cont.)

          A.   (Cont.) -

               The following are the condensed financial data relating to discontinuing operations:

               1.   Balance sheet items:


                                                                                           Convenience
                                                                                           Translation
                                                    September 30,          December 31,   September 30,
                                                ----------------------
                                                 2002           2001           2001             2002
                                                -------        -------     ------------   -------------
                                                  (Unaudited)              (Audited)        (Unaudited)
                                                -----------------------    ------------   -------------
                                                                                               U.S.$
                                                   Adjusted NIS (thousands)                (thousands)
                                                ---------------------------------------   -------------
          Assets:
          Accounts and notes
           receivable - trade                   92,344         69,970         90,004          18,958
          Other accounts receivable
           and prepaid expenses                  2,827          9,152          7,647           2,591
          Inventories                           43,497         57,231         57,631           8,930
                                               -------        -------        -------          ------

                                               138,668        136,353        155,282          30,479
                                               -------        -------        -------          ------
          Long-term receivables                  9,470          6,901         11,736           1,944
                                               -------        -------        -------          ------
          Fixed assets, net                     12,635         12,235         13,424           2,594
                                               -------        -------        -------          ------

          Total assets                         166,773        155,489        180,442          35,017
                                               =======        =======        =======          ======

          Current liabilities:
          Accounts payable - trade              77,826         62,320         96,163          15,977
          Accrued liabilities                  123,512        169,932        158,776          25,357
                                               -------        -------        -------          ------

                                               201,338        232,252        254,939          41,334
                                               -------        -------        -------          ------
          Long-term Liabilities:
          Long-term debts                          558          1,085            784             115
          Liability for employee
           severance benefits, net                 626            519            913             128
                                               -------        -------        -------          ------
                                                 1,184          1,604          1,697             243
                                               -------        -------        -------          ------
          Total liabilities                    202,522        233,856        256,636          41,577
                                               =======        =======        =======          ======


                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 5 -  Subsequent Events (Cont.)

          A.   (Cont.) -

               B.   Statements of operations:


                                                                                                 Convenience
                                                                                                 translation
                                                                                                 -----------
                                      Nine months             Three months           Year        Nine months
                                         ended                   ended              ended          ended
                                     September 30,           September 30,       December 31,   September 30,
                                   -----------------         ----------------    ------------   -------------
                                   2002         2001         2002       2001        2001          2002
                                   ----         ----         ----     -------    ------------   -------------
                                      (Unaudited)              (Unaudited)        (Audited)      (Unaudited)
                                   -----------------         ----------------    ------------   -------------
                                                                                                    U.S.$
                                                  Adjusted NIS (thousands)                       (thousands)
                                   ----------------------------------------------------------   -------------
           Sales                   315,865     285,759      114,588      92,993    402,804        64,846
           Cost of sales           275,612     263,725      104,572      85,510    368,829        56,582
                                   -------     -------      -------      ------    -------        ------

           Gross profit             40,253      22,034       10,016       7,483     33,975         8,264
           Sales and marketing
            expenses                   879         914          263         209        984           180
           General and
            administration
            expenses                 7,070      10,335        2,296       2,131     12,457         1,452
                                   -------     -------      -------      ------    -------        ------
           Operating income         32,304      10,785        7,457       5,143     20,534         6,632
           Finance
            expenses, net          (10,295)     (8,720)      (5,023)     (9,955)   (12,696)       (2,114)
           Other income
            (expenses), net         16,211      24,513       (2,052)     19,369     17,845         3,328
                                   -------     -------      -------      ------    -------        ------
           Income before
            income taxes            38,220      26,578          382      14,557     25,683         7,846
           Income taxes              3,462           -           34           -          -           711
                                   -------     -------      -------      ------    -------        ------
           Income after
            income taxes            34,758      26,578          348      14,557     25,683         7,135
           Minority interest
            in income of
            subsidiaries, net      (13,371)     (9,402)        (135)     (5,637)    (9,945)       (2,745)
                                   -------     -------      -------      ------    -------        ------
           Net income related
            to discontinuing
            operation               21,387      17,176          213       8,920     13,633         4,390
                                    ======      ======          ===       =====     ======         =====


                           Elbit Medical Imaging Ltd.
                        Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 5 -  Subsequent Events (Cont.)

          B. Subsequent to the balance sheet date, a proportionately consolidated company (held indirectly at the rate of 35%), which owns a hotel in London (hereinafter - "the Hotel Company"), entered into an agreement with a third-party hotel company (hereinafter - "the Third Party"), pursuant to which the Hotel Company will lease out its hotel for a period of 25 years, in exchange for a fixed annual amount during the first four years, and beginning with the fifth year and up to the end of the lease period, such amount increases at the rate of 2.5% per year. The Third Party was given an option to extend the agreement for two additional periods of 15 years each. The agreement with the Third Party is scheduled to take effect in January 2003.

          C. In October 2002, the Board of Directors of the Company, after receiving authorization from its Audit Committee, resolved to enter into an employment contract for an unlimited period of time with the Chairman of the Board, under the terms of which the Chairman of the Board undertook to devote at least 80% of his time to his position as active Chairman of the Company. In consideration for his services, the Company (directly and/or through its investees) will pay him a monthly salary of NIS 142 thousand (linked to the CPI) plus accepted social and other benefits. The period of employment of the Chairman of the Board with Europe Israel (M.M.S.) Ltd. (parent company of the Company) will be included in measuring his seniority in the Company for all matters and purposes. The employment agreement is subject to approval of the General Meeting of the Company's shareholders.

          D. In October 2002, the Company's Board of Directors decided, after obtaining authorization of its Audit Committee, to modify the exercise price of 350,000 options, exercisable through September 2004 that were granted to its Chairman of the Board during 2001, from a price of NIS 39.66 for each option (linked to increases in the exchange rate of the dollar) to a price of NIS 44 for each option (unlinked). The calculated theoretical economic value of the proposed options, in accordance with the Black and Scholes method, amounted to NIS 0.7 million (computed on the basis of an annual standard deviation of 40% and an annual discount rate of 9%). The closing price of the Company's share on the Tel- Aviv Stock Exchange and the Nasdaq, in proximity and prior to the decision of the Board of Directors concerning the new exercise price, was NIS 23.54 and $ 4.7, respectively. The modification of the exercise price is subject to approval of the General Meeting of the Company's shareholders.

          E. In November 2002, a subsidiary ("PC"), together with companies that it owns, which hold all of the ownership and control of 4 commercial and entertainment centers in Hungary (" the Project Companies"), entered into an refinancing agreement for the Project Companies with a foreign consortium of banks ("the Banks") to obtain loans in the total amount of(euro)75.2 million. The loans are to bear interest at the Euribor rate (three months) plus 1.875% per annum and be repaid over a 15-year period, with 20% of the total loan amounts to be repaid at the end of the loan period. The excess cash flow (net of refinancing costs) amounted to(euro) 20.8 million (NIS 99.8 million).

               As security for repayment of the loans, the Project Companies gave the Banks collateral in the form of a first tier lien, inter alia, on the real estate that they own and also on all rights to revenues and earnings, including rights derived from their insurance policies. In addition, PC pledged its holdings in the Project Companies.

               The Project Companies undertook to comply with several financial covenants, as specified in the financing agreement. The agreement stipulates conditions for early repayment of the loans, for payment of interest on delinquencies and for additional payments applicable to the Project Companies, including payment of all costs related to the transaction.

                                    EXHIBIT 2
                                    ---------

               ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITS
                             ANNUAL GENERAL MEETING

     Tel-Aviv,  Israel - December 30, 2002 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) (the "Company") today announced the results of the Annual General Meeting of its shareholders, held on Wednesday, December 25, 2002, in Tel-Aviv, Israel.

     At the meeting, all proposals set forth in the Company's proxy statement dated November 19, 2002 sent in connection with the meeting (the "Proxy Statement") were approved by the required majorities. The proposal relating to the employment agreement between the Company and Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors of the Company and the indirect controlling shareholder of the Company, was revised as follows: (i) the monthly salary of Mr. Zisser shall be approximately 106,500 NIS (instead of approximately 142,000 NIS, as proposed in the Proxy Statement); (ii) the amounts that will be transferred to the Company by Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") out of the amounts deposited by Europe-Israel in connection with Mr. Zisser's employment therewith will be adjusted in accordance with Mr. Zisser's approved salary set forth in clause (i), and (iii) the employment agreement will be valid for a 3-year term as of August 1, 2002. The remaining terms of the employment agreement, as set forth in the Proxy Statement, were not revised. In addition, Mr. Yosef Apter was appointed at the meeting as one of the Company's external directors. For further information concerning the proposals, please refer to the Proxy Statement.

     Separately, Mr. Shalom Singer announced his resignation from the Company's board of directors, effective as of December 31, 2002. The Company's management and board of directors expressed their deep gratefulness for Mr. Singer's service to the Company.

Company Contact:                             Investor Contact
Marc Lavine, Adv.                            Rachel Levine
Corporate Secretary                          Managing Director - Client Services
Elbit Medical Imaging Ltd.                   The Anne McBride Company
011-972-3-608-6021                           1-212-983-1702

FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.